Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Flight Service Update – Wednesday, April 3, 2013

Flight Service News

•	Do you remember your first day at American? Go to new Jetnet and check out Lauri Curtis’ blog entitled “New Beginnings” and share your memories with the latest new hire flight attendant class.

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We’re often looking for story ideas to highlight all the great diversity of the flight attendant workforce and share the interesting things you do, both at work and in your community. However, identifying those stories among 16,000 flight attendants spread across our system can be incredibly challenging. To help us recognize you, we’ve created a brief questionnaire that asks a few simple questions and allows you to share your story with us. Please take some time to tell us about you and when you do, you’ll be entered into a drawing to win some great prizes including Bose Headsets, Trip Removals (at each base), Luggage/Uniform Points and more. So what are you waiting for, we want to know more! Click here to tell us your story!

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Need to speak with your manager? It’s easy – get connected to your @AA.Com email account and email them today. Simply click on the link located in the left column of the Jetnet sign on page or from the Flight Service website. Your sign on is your employee number and Jetnet password. For questions and answers click here. We will discontinue use of Jetmail on April 4, 2013 (that’s tomorrow!) as we transition more non-operational communication to your @aa.com address, so be sure not to miss anything and sign on today. Need help? Go to http://helpdesk.aa.com/email where you can submit a question, search for answers, or chat live with an assistant.

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Broad Based Stock Plan and Company Restructuring – In April 2003, stock options were granted to all of American’s employees at an exercise price of $5.00 per share, and with a ten-year term. The options irrevocably expire on April 17, 2013, and cannot be exercised after that date. View this important information to help you on your decision to exercise your Stock Option Grants. Find more Chapter 11 Reorganization information in the Restructuring Resource Center.

AA/US News

Note: website links referenced in this section of the FS Update may not be accessible from Company computers.

The Man Who Soon May Run the World’s Biggest Airline – Very soon now, Doug Parker may run the largest airline in the world. Parker is the chairman and CEO of US Airways. On March 27, the airline’s merger with American Airlines won bankruptcy court approval. – CNBC/Yahoo

US Airways to Begin Charlotte-London Heathrow Flights – US Airways announced it will begin operating daily non-stop flights from Charlotte to London Heathrow starting March 30. The airline, which is slated to complete its merger with American Airlines by the end of the year, currently flies between Philadelphia and London and Charlotte and London’s Gatwick airport. The Gatwick flight will be discontinued effective after today. – Frequent Business Traveler

American, Orbitz settle lawsuits – American Airlines and Orbitz have settled their legal disputes over ticket distribution, the two companies announced Monday. – Star Telegram

US Airways To Favor American’s Legacy Systems During Integration – US Airways Chairman and CEO Doug Parker says he will utilize American Airlines’ legacy systems when integrating the two airlines once they merge. – Aviation Week

Painted planes: airlines cut fuel costs with carbon fibre aircraft – Thanks to rising fuel prices, planes made from composite material instead of metal are taking over the skies. Boeing increased the efficiency of its 777, by increasing the amount of carbon fibre in its production. – WIRED

AMR Restructuring in the News

Note: website links referenced in this section of the FS Update may not be accessible from Company computers.

Mergers putting US airlines on a solid course – From the 1970s until the early 2000s, as many as 10 major US carriers regularly slugged it out in the skies. But they were also bleeding money, forcing many into bankruptcy — and into mergers with competitors. – Boston Globe

Industry News

Note: website links referenced in this section of the FS Update may not be accessible from Company computers.

Do Southwest Airlines ads portend new fees? – Once known as an upstart carrier, Southwest Airlines recently launched an ad campaign that has some airline industry experts wondering whether it signals a new direction — and new fees — at the nation’s largest domestic airline. – LA Times

Airline Returns Refute Buffett Aversion to U.S. Carriers – U.S. airlines, shunned by Warren Buffett for almost 25 years, are now rewarding investors with the biggest returns in more than a decade. – Bloomberg

Turbulence Subsides At United A Year After Passenger Services System Cutover – A year ago this month, United Airlines in the wake of the merger with Continental Airlines was reeling from a buggy transition to a single passenger services system, aggravating customers with unsynced passenger name records, missing itineraries, check-in troubles, mileage accrual issues, upgrade challenges and drawn-out hold times to speak with customer service agents. – Business Travel News

Sequestration: Cuts’ slow rollout yields no-quester for travelers – More than a month after Transportation Secretary Ray LaHood warned of “calamity” in the skies, travelers are still flying. Airlines aren’t yet canceling flights. And there’s no sign of the long lines the Obama administration warned everyone to expect when automatic spending cuts hit March 1. – Politico

Qantas reaches contract deal with int’l cabin crew – Qantas has reached a new enterprise bargaining agreement with its international cabin crew. The airline did not disclose details of the three-and-a-half year deal but said Qantas continues to offer “very competitive pay and employment conditions.” – Australian Aviation

IAG, Airbus In Talks On A350 Order – Report – International Airlines Group could order Airbus’s new A350 long-range aircraft for its British Airways arm as soon as this week, the Wall Street Journal reported on Monday. – Airwise

Analysts see wider 1Q loss for United Airlines – Shares of United Airlines parent United Continental Holdings Inc. fell Monday after one analyst downgraded the stock and others panned the company’s latest forecast. – CNBC

Upcoming Events

DFW WINGS “View From the Heart” Benefit

Date: April 20, 2013 7PM-11PM

Location: C.R. Smith Museum, 4601 Hwy 360 @FAA Rd

Description: Celebrating our Flight Attendant Retirees. Silent Auction, Raffle Drawing, Cash Bar. To donate contact Linda Bucy at 214-232-7909

Contact: Betty Langfitt 214-906-6158 or Stephanie Oxford 972-821-3922

More Info at: www.wingsfoundation.com

Did you know?

You can order uniform items directly from new Jetnet? Just sign and click on the “Resources” link at the top of the sign on page. There you will find another link titled “Uniform Ordering” which will take you directly to the ordering site.

Have you seen the latest American commercial? Sign on to new Jetnet and get a sneak peek now!

The Legal Stuff

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.